# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: D. Boral Acquisition I Corp., CIK 0002095161
CUSIP: G2616T101
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 590 Madison Ave., New York, New York, New York (NY), 10022
Date of event which requires filing of this statement: 02/10/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002096189

## Reporting persons
- D. BORAL SPONSOR I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,521,429; sole dispositive power 0; shared dispositive power 12,521,429; aggregate amount beneficially owned 12,521,429 (28.94% of the class); the aggregate amount excludes certain shares
  Comment: (1) The shares reported above represent (i) 12,521,429 Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer and have no expiration date, as described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-291613) and (ii) 200,000 shares of Class A common stock of the Issuer. D. BORAL SPONSOR I LLC is the record holder of the shares of Class A common stock and Class B common stock reported under Item 6 hereof. David Boral and John Darwin are the managers of D. BORAL SPONSOR I LLC and hold voting and investment discretion with respect to the ordinary shares held of record by D. BORAL SPONSOR I LLC. Accordingly, David Boral and John Darwin may be deemed to have beneficial ownership of the ordinary shares held directly by D. BORAL SPONSOR I LLC.
  
  (2) Excludes 100,000 Class A ordinary shares of the Issuer which may be issued upon the exercise of warrants underlying the private units held by D. BORAL SPONSOR I LLC that are not presently exercisable.
  
  (3) The percentage set forth in Row 11 of this Cover Page is based on 43,271,429, which consists of (i) 28,750,000 Class A ordinary shares of the Issuer issued in the Issuer's initial public offering, (ii) 12,321,429 Class B ordinary shares of the Issuer issued to D. BORAL SPONSOR I LLC, (iii) the 200,000 shares of Class A common stock of the Issuer underlying the private units beneficially owned by the Reporting Person as set forth in Row 9, and (iv) 2,000,000 shares of Class A common stock held by David Boral, John Darwin and Mark Iorio.
- David Boral: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 900,000; shared voting power 12,521,429; sole dispositive power 900,000; shared dispositive power 12,521,429; aggregate amount beneficially owned 13,421,429 (31.02% of the class); the aggregate amount excludes certain shares
  Comment: (1) The shares reported above represent (i) 12,321,429 Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer and have no expiration date, as described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-291613), which are held by D. BORAL SPONSOR I LLC, (ii) 200,000 shares of Class A common stock of the Issuer, which are held by D. BORAL SPONSOR I LLC, and (iii) 900,000 shares of Class A common stock of the Issuer, which are held by David Boral. David Boral and John Darwin are the managers of D. BORAL SPONSOR I LLC and hold voting and investment discretion with respect to the ordinary shares held of record by D. BORAL SPONSOR I LLC. Accordingly, David Boral and John Darwin may be deemed to have beneficial ownership of the ordinary shares held directly by D. BORAL SPONSOR I LLC.
  
  (2) Excludes 100,000 Class A ordinary shares of the Issuer which may be issued upon the exercise of warrants underlying the private units held by D. BORAL SPONSOR I LLC that are not presently exercisable.
  
  (3) The percentage set forth in Row 11 of this Cover Page is based on 43,271,429, which consists of (i) 28,750,000 Class A ordinary shares of the Issuer issued in the Issuer's initial public offering, (ii) 12,321,429 Class B ordinary shares of the Issuer issued to D. BORAL SPONSOR I LLC, (iii) the 200,000 shares of Class A common stock of the Issuer underlying the private units beneficially owned by the Reporting Person as set forth in Row 9, and (iv) 2,000,000 shares of Class A common stock held by David Boral, John Darwin and Mark Iorio. By virtue of their shared control of D. BORAL SPONSOR I LLC, Mr. Boral and Mr. Darwin may be deemed to have beneficial ownership of the shares held directly by D. BORAL SPONSOR I LLC. Mr. Boral disclaims any beneficial ownership of the shares held by BORAL SPONSOR I LLC, except to the extent of his pecuniary interest therein.
- John Darwin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 900,000; shared voting power 12,521,429; sole dispositive power 900,000; shared dispositive power 12,521,429; aggregate amount beneficially owned 13,421,429 (31.02% of the class); the aggregate amount excludes certain shares
  Comment: (1) The shares reported above represent (i) 12,321,429 Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer and have no expiration date, as described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-291613) and (ii) 200,000 shares of Class A common stock of the Issuer. D. BORAL SPONSOR I LLC is the record holder of the shares of Class A common stock and Class B common stock reported under Item 6 hereof. David Boral and John Darwin are the managers of D. BORAL SPONSOR I LLC and hold voting and investment discretion with respect to the ordinary shares held of record by D. BORAL SPONSOR I LLC. Accordingly, David Boral and John Darwin may be deemed to have beneficial ownership of the ordinary shares held directly by D. BORAL SPONSOR I LLC.
  
  (2) Excludes 100,000 Class A ordinary shares of the Issuer which may be issued upon the exercise of warrants underlying the private units held by D. BORAL SPONSOR I LLC that are not presently exercisable.
  
  (3) The percentage set forth in Row 11 of this Cover Page is based on 43,271,429, which consists of (i) 28,750,000 Class A ordinary shares of the Issuer issued in the Issuer's initial public offering, (ii) 12,321,429 Class B ordinary shares of the Issuer issued to D. BORAL SPONSOR I LLC, (iii) the 200,000 shares of Class A common stock of the Issuer underlying the private units beneficially owned by the Reporting Person as set forth in Row 9, and (iv) 2,000,000 shares of Class A common stock held by David Boral, John Darwin and Mark Iorio. By virtue of their shared control of D. BORAL SPONSOR I LLC, Mr. Boral and Mr. Darwin may be deemed to have beneficial ownership of the shares held directly by D. BORAL SPONSOR I LLC. Mr. Darwin disclaims any beneficial ownership of the shares held by D. BORAL SPONSOR I LLC, except to the extent of his pecuniary interest therein.

## Item 1. Issuer
Name of issuer: D. Boral Acquisition I Corp.
Address of issuer's principal executive offices: 590 Madison Ave., New York, New York 10022

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following entities and persons, all of whom are together referred to herein as the "Reporting Persons": (i) D. BORAL SPONSOR I LLC, (ii) David Boral, and (iii) John Darwin. David Boral and John Darwin are the managers of D. BORAL SPONSOR I LLC and hold voting and investment discretion with respect to the ordinary shares held of record by D. BORAL SPONSOR I LLC. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.
Address of principal business office or, if none, residence: 590 Madison Ave., New York, New York 10022
Citizenship: (i) D. BORAL SPONSOR I LLC - Delaware; (ii) David Boral - United States; (iii) John Darwin -- United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Percent of class: - %
Sole power to vote or to direct the vote: -
Shared power to vote or to direct the vote: -
Sole power to dispose or to direct the disposition: -
Shared power to dispose or to direct the disposition: -

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- D. BORAL SPONSOR I LLC: /s/ David Boral, David Boral, Manager (03/31/2026)
- D. BORAL SPONSOR I LLC: /s/ John Darwin, John Darwin, Manager (03/31/2026)
- David Boral: /s/ David Boral, David Boral (03/31/2026)
- John Darwin: /s/ John Darwin, John Darwin (03/31/2026)
Comment: 99.1 Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13G, dated 03/31/2026.